FORM 6-K/A
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 28, 2020
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Dividend Declaration Correction
Correction to announcement made on 24 February 2020.

THE ROYAL BANK OF SCOTLAND GROUP plc
28 February 2020

Please note that the dividend rate payable per share has been corrected to US$1,078 (previously announced as US$1,130.67).

All other details remain unchanged. The full amended text is shown below.

DIVIDEND ON SERIES U NON-CUMULATIVE PREFERENCE SHARES OF US$0.01 FOR THE THREE MONTHS TO 31 MARCH 2020

The Directors have declared the specified dividend on the undernoted series of non-cumulative preference shares of US$0.01 each, all of which are represented by American Depositary Shares, for the three months to 31 March 2020. Unless otherwise resolved by the Board, this dividend will be paid on 31 March 2020 at the undernoted rate to holders on the register at the close of business on 16 March 2020.

Series	Dividend payable per share
Series U	US$1,078

For further information, please contact:

Paul Pybus
Head of Debt Investor Relations
+44 (0)207 672 1754

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 28 February 2020

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary